Room 4561

June 14, 2007

David R. Pierce
Chief Executive Officer
Atari, Inc.
417 Fifth Avenue
New York, New York 10016

Re: Atari, Inc.
        Form 10-K for the fiscal year ended March 31, 2006
        Filed June 29, 2006
        File No. 000-27338

Dear Mr. Pierce:

        We have completed our review of your Form 10-K and the related filings, and do not, at this time, have any further comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief